SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 7, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis sells global rights to Elidel®, a medicine to treat atopic dermatitis

•                  Novartis to receive USD 420 million cash payment from Meda

•                  Novartis to focus commercialization efforts on new launch portfolio

Basel, April 7, 2011 — Novartis announced today that it has signed an agreement to sell to Meda the global rights to manufacture, market and commercialize Elidel® (pimecrolimus) Cream 1%, a medicine to treat mild to moderate atopic dermatitis. This agreement reflects Novartis strategy to focus commercialization on new launch portfolio and core brands.

Upon closing, Novartis will receive an upfront payment of USD 420 million from Meda which will assume the global manufacturing of Elidel within three years after closing. The accounting gain is expected to be about USD 406 million - approximately USD 345 million to be recognized by the end of 2011 and the remainder in 2012 and 2013.

The agreement will be filed for review with the US and certain other antitrust authorities and, subject to certain closing conditions set forth in the agreement, the transaction is expected to close during the second quarter 2011.

Elidel was approved in the US in 2001 and in the European Union in 2002 as well as in many other countries. Depending on the country, Elidel is indicated as a second-line therapy for the short and long-term management of the signs and symptoms of mild to moderate atopic dermatitis in adults and children two years of age and older.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to receive,” “to focus,” “to sell,” “strategy,” “will,” “expected,” or similar expressions, or by express or implied discussions regarding potential regulatory approvals for the sale of the rights to market Elidel, or the timing of such approvals, or regarding potential future payments from Meda with respect to Elidel. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Elidel to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that regulatory approval will be obtained to close the sale to Meda of the rights to market Elidel in the US, or that the necessary approvals will be obtained at any particular time. Neither can there be any guarantee that Meda will make the future payments required by the parties’ In particular, management’s expectations regarding Elidel could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; competition in general; government, industry and general public pricing pressures; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Irina Ferluga Novartis Pharma Communications +41 61 324 2422 (direct) +41 79 824 1121 (mobile) irina.ferluga@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

Email: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 7, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting